FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended January 11, 2005

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   X

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

Press Release, January 11, 2005 - English

VANNESSA VENTURES LTD.
Suite 220, 1010 - 1st Street S.W.
Calgary, AB   T2R 1K4
Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

January 11, 2005

SYMBOL:  VVV

VANNESSA CLOSES SECOND TRANCHE OF PRIVATE PLACEMENT

Vannessa Ventures Ltd. (the "Company") - The Company has closed the balance of the private placement it announced on December 1, 2004 by issuing 1,444,500 units of the Company at the price of $0.32 per unit to raise $462,240.  Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.40 per share for a period of 24 months.  All of the 6,250,000 units originally announced have been sold.  These shares and warrants and any shares issued upon exercise of the warrants are subject to a hold period expiring May 12, 2005.

The proceeds of the placement will be used for exploration and development work in Guyana and in Costa Rica and for general working capital.

John Morgan – President

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."